SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

Energem Corp.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share, underlying the units
(Title of Class of Securities)

G30449113
(CUSIP Number)

May 2, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. G30449113	13G	Page 2 of 9

1		NAME OF REPORTING PERSONS NexPoint Merger Arbitrage Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 225,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 225,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.9% (1)
12		TYPE OF REPORTING PERSON* IV

(1)

Calculated based on 1,745,007 Class A ordinary shares outstanding as of November 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. G30449113	13G	Page 3 of 9

1		NAME OF REPORTING PERSONS NexPoint Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 225,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 225,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.9% (1)
12		TYPE OF REPORTING PERSON* IA, PN

(1)

Calculated based on 1,745,007 Class A ordinary shares outstanding as of November 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. G30449113	13G	Page 4 of 9

1		NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 225,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 225,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.9% (1)
12		TYPE OF REPORTING PERSON* HC, IN

(1)

Calculated based on 1,745,007 Class A ordinary shares outstanding as of November 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. G30449113	13G	Page 5 of 9

SCHEDULE 13G/A

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of NexPoint Merger Arbitrage Fund, a Delaware Statutory Trust, NexPoint Asset Management, L.P., a Delaware limited partnership and James D. Dondero, a United States citizen.

Item 1(a)	Name of Issuer.

Energem Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

Level 3, Tower 11, Avenue 5, No. 8,

Jalan Kerinchi, Bangsar South

Wilayah Persekutuan Kuala Lumpur, Malaysia

Item 2(a)	Name of Person Filing.

NexPoint Merger Arbitrage Fund

NexPoint Asset Management, L.P.

James D. Dondero

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

300 Crescent Court, Suite 700

Dallas, Texas 75201

Item 2(c)	Citizenship or Place of Organization.

NexPoint Merger Arbitrage Fund is a Delaware Statutory Trust.

NexPoint Asset Management, L.P. is a Delaware limited partnership.

James D. Dondero is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP Number.

G30449113

CUSIP No. G30449113	13G	Page 6 of 9

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Amount beneficially owned: NexPoint Merger Arbitrage Fund: 225,000 shares NexPoint Asset Management, L.P.: 225,000 shares James D. Dondero: 225,000 shares

(b)	Percent of Class: NexPoint Merger Arbitrage Fund: 12.9% NexPoint Asset Management, L.P.: 12.9%

CUSIP No. G30449113	13G	Page 7 of 9

James D. Dondero: 12.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

NexPoint Merger Arbitrage Fund: 0 shares

NexPoint Asset Management, L.P.: 0 shares

James D. Dondero: 0 shares

(ii)	Shared power to vote or direct the vote:

NexPoint Merger Arbitrage Fund: 225,000 shares

NexPoint Asset Management, L.P.: 225,000 shares

James D. Dondero: 225,000 shares

(iii)	Sole power to dispose or to direct the disposition of:

NexPoint Merger Arbitrage Fund: 0 shares

NexPoint Asset Management, L.P.: 0 shares

James D. Dondero: 0 shares

(iv)	Shared power to dispose or to direct the disposition of:

NexPoint Merger Arbitrage Fund: 225,000 shares

NexPoint Asset Management, L.P.: 225,000 shares

James D. Dondero: 225,000 shares

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

CUSIP No. G30449113	13G	Page 8 of 9

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G30449113	13G	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2024

NEXPOINT MERGER ARBITRAGE FUND

By:	/s/ Frank Waterhouse
Name: Frank Waterhouse Title: Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Treasurer

NEXPOINT ASSET MANAGEMENT, L.P. By: Strand Advisors GP, LLC, its general partner.

/s/ James D. Dondero
Name: James D. Dondero
Title: Sole Member

/s/ James D. Dondero
James D. Dondero

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock of Energem Corp. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 2, 2024.

NEXPOINT MERGER ARBITRAGE FUND

By:	/s/ Frank Waterhouse
Name: Frank Waterhouse
Title: Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Treasurer

NEXPOINT ASSET MANAGEMENT, L.P. By: Strand Advisors GP, LLC, its general partner.

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: Sole Member

/s/ James D. Dondero
James D. Dondero